SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [ ]
Check the appropriate box:
[ ]   Proxy Statement
[ ]   Confidential, for use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[x]   Definitive Proxy Statement
[ ]   Definitive Additional Materials
[ ]   Soliciting Material Pursuant to   240.14a-11(c) or   240.14a-12

Heritage Commerce Corp
(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X]   No fee required.
[ ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11

(1)   Title of each class of securities to which transaction applies:

(2)   Aggregate number of securities to which transaction applies:

(3)   Per unit price or other underlying value of transactions computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)   Proposed maximum aggregate value of transaction:

(5)   Total fee paid:

[ ]   Fee paid previously with preliminary materials.
[ ]   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)   Amount Previously Paid:

(2)   Form, Schedule or Registration Statement No.:

(3)   Filing Party:

(4)   Date Filed:

(Amended by Sec Act Rel No. 7331; Exch Act Rel No. 37692, eff. 10/7/96.)

HERITAGE
COMMERCE CORP

April 9, 2003

Dear Shareholder:

We are pleased to enclose our 2002 Form 10-K, Notice of 2003 Annual Meeting, Proxy Statement and Form of Proxy.

You are cordially invited to attend the 2003 Annual Meeting of Shareholders, which will be held at 3:00 p.m. on Thursday, May 22, 2003, at Heritage Commerce Corp's offices, located at 150 Almaden Boulevard, San Jose, California, 95113.

The accompanying Notice of Annual Meeting and Proxy Statement provide information pertaining to the matters to be considered and acted upon at the Meeting.

Your continued support is appreciated and we hope you will attend the Annual Meeting. Whether or not you are personally present, it is very important that your shares be represented at the Meeting. Accordingly, please sign, date, and mail the enclosed Proxy promptly. If you wish to vote in accordance with the Board of Directors' recommendations, it is not necessary to specify your choices. You may simply sign, date and return the enclosed proxy card.

Sincerely,

Brad L. Smith   Richard L. Conniff
Chief Executive Officer   *President and Chief Operating Officer*

150 Almaden Boulevard, San Jose, California 95113 • Telephone (408) 947-6900 • Fax (408) 947-6910

HERITAGE
COMMERCE CORP

Notice of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Heritage Commerce Corp ("Commerce Corp") will be held at Commerce Corp's offices, located at 150 Almaden Boulevard, San Jose, California 95113 on May 22, 2003, at 3:00 p.m., for the following purposes:

1.   To elect the following nominees to serve as directors of Commerce Corp until the Annual Meeting of Shareholders of 2006 and until their successors shall be elected and qualified:

James R. Blair
William J. Del Biaggio, Jr.
Roy E. Lave
Jack L. Peckham

2.   To ratify the Board of Directors' selection of Deloitte & Touche LLP, independent certified public accountants, to serve as the Company's auditors for the fiscal year ending December 31, 2003.

3.   To consider and transact such other business as may properly be brought before the meeting.

Shareholders of record at the close of business on April 2, 2003 are entitled to notice of and to vote at the meeting.

Provisions of the Bylaws of Commerce Corp govern nominations for election of members of the Board of Directors, as follows:

Nominations for election of members of the Board of Directors may be made by the Board of Directors or by any holder of any outstanding class of capital stock of the corporation entitled to vote for the election of directors. Notice of intention to make any nominations (other than for persons named in the notice of any meeting called for the election of directors) are required to be made in writing and to be delivered or mailed to the president of the corporation by the later of: (i) the close of business 21 days prior to any meeting of stockholders called for the election of directors, or (ii) ten days after the date of mailing of notice of the meeting to stockholders. Such notification must contain the following information to the extent known to the notifying stockholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of capital stock of the corporation owned by each proposed nominee; (d) the name and residence address of the notifying stockholder; (e) the number of shares of capital stock of the corporation owned by the notifying stockholder; (f) the number of shares of capital stock of any bank, bank holding company, savings and loan association or other depository institution owned beneficially by the nominee or by the notifying stockholder and the identities and locations of any such institutions; (g) whether the proposed nominee has ever been convicted of or pleaded nolo contendere to any criminal offense involving dishonesty or breach of trust, filed a petition in bankruptcy or been adjudged bankrupt; and (h) a statement regarding the nominee's compliance with Section 2.3 [Qualification of Directors] of the Company's Bylaws. The notification shall be signed by the nominating stockholder and by each nominee, and shall be accompanied by a written consent to be named as a nominee for election as a director from each proposed nominee. Nominations not made in accordance with these procedures are to be disregarded by the Chairman of the meeting, and upon his instructions, the inspectors of election are to disregard all votes cast for each such nominee. The foregoing requirements do not apply to the nomination of a person to replace a proposed nominee who has become unable to serve as a director between the last day for giving notice in accordance with this paragraph and the date of election of directors if the procedure noted in this paragraph was followed with respect to the nomination of the proposed nominee.

Nominees for the Board of Directors must meet certain qualifications set forth in Section 2.3 of the Company's Bylaws, which prohibit the election as a director of any person who is a director, executive officer, branch manager or trustee for any unaffiliated commercial bank, savings bank, trust company, savings and loan association, building and loan association, industrial bank or credit union that is engaged in business in (i) any city, town or village in which the corporation or any affiliate or subsidiary thereof has offices, or (ii) any city, town or village adjacent to a city, town or village in which the corporation or any affiliate or subsidiary thereof has offices.

All shareholders are cordially invited to attend the meeting in person. To ensure your representation at the meeting, you are requested to date, execute and return the enclosed proxy card, without delay, in the enclosed postage-paid envelope whether or not you plan to attend the meeting. Any shareholder present at the meeting may vote personally on all matters brought before the meeting. If you elect to vote personally at the meeting, your proxy will not be used.

BY ORDER OF THE BOARD OF DIRECTORS

Rebecca A. Levey
Corporate Secretary

April 9, 2003
San Jose, California

**WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING,
PLEASE SIGN AND RETURN THE ENCLOSED PROXY**

AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

PROXY STATEMENT
OF
HERITAGE COMMERCE CORP

150 Almaden Boulevard ● San Jose, California 95113
Telephone (408) 947-6900 ● Fax (408) 947-6910

This statement is furnished in connection with the solicitation of proxies to be used by the Board of Directors of Heritage Commerce Corp ("Commerce Corp") at the Annual Meeting of Shareholders of Commerce Corp to be held at Commerce Corp's offices, 150 Almaden Boulevard, San Jose, California, on May 22, 2003, at 3:00 p.m., and at any adjournments or postponements thereof (the "Meeting").

This Proxy Statement and the accompanying form of proxy are being mailed to shareholders on or about April 9, 2003.

A form of proxy for voting your shares at the Meeting is enclosed. Any shareholder who executes and delivers a proxy has the right to revoke it at any time before it is voted by filing with the Corporate Secretary of Commerce Corp, an instrument revoking said proxy or a duly executed proxy bearing a later date. In addition, the powers of the proxyholders will be revoked if the person executing the proxy is present at the Meeting and advises the Chairman of his or her election to vote in person. Unless revoked, all shares represented by a properly executed proxy received prior to the Meeting will be voted as specified by each shareholder in the proxy. If no specifications are given by a shareholder, then the proxy will be voted in favor of election of nominees specified, in favor of the ratification of the Board's selection of independent accountants, and in the discretion of the Board, on such other business as may properly come before the Meeting as described below.

The proxy also confers discretionary authority to vote the shares represented thereby on any matter that was not known at the time this Proxy Statement was mailed which may properly be presented for action at the Meeting and may include: action with respect to procedural matters pertaining to the conduct of the Meeting and election of any person to any office for which a bona fide nominee is named herein, if such nominee is unable to serve or for good cause will not serve.

The enclosed proxy is being solicited by Commerce Corp's Board of Directors and the cost of the solicitation is being borne by Commerce Corp. The principal solicitation of proxies is being made by mail, although additional solicitation may be made by telephone, email, facsimile or personal visits by directors, officers and employees of Commerce Corp and its subsidiary bank.

PURPOSE OF THE MEETING

The Meeting is being held for the following purposes:

1. To elect four directors to serve a three-year term as Class II directors until the annual meeting of shareholders of 2006 and until their successors shall be elected and qualified.

2. To ratify the Board of Directors' selection of Deloitte & Touche LLP, independent certified public accountants, to serve as Commerce Corp's auditors for the fiscal year ending December 31, 2003.

3. To consider and transact such other business as may properly be brought before the meeting.

VOTING SECURITIES

Shareholders of record as of the close of business on April 2, 2003 ("Record Date") will be entitled to notice of and to vote at the Meeting. As of April 2, 2003, the Company had 11,222,564 shares of common stock outstanding. Unless otherwise noted, all per share information has been adjusted to reflect a three for two stock split paid to shareholders of record as of February 5, 1999, and a ten percent stock dividend paid to shareholders of record as of February 7, 2000.

Each shareholder of record is entitled to one vote, in person or by proxy, for each share held on all matters to come before the meeting.

In the election of directors, the four candidates receiving the highest number of votes will be elected. Ratification of the selection of Deloitte & Touche LLP as the Company's auditors requires the affirmative vote of a majority of all shares represented and voting at the Meeting. Broker non-votes (i.e., shares held by brokers or nominees which are represented at the meeting but with respect to which the broker or nominee is not authorized to vote on a particular proposal) and abstentions will not be counted, except for quorum purposes, and will have no effect on the election of directors. In determining whether the requisite shareholder approval has been received for ratification of the selection of the Company's auditors, if the number of shares voted in favor of ratification constitutes a majority of the required quorum, broker non-votes and abstentions will have no effect on the matter. However, if the number of shares voted in favor of ratification does not constitute a majority of the required quorum, broker non-votes and abstentions will have the same effect as a vote against the matter.

PROPOSAL 1

ELECTION OF DIRECTORS

The Bylaws of Commerce Corp provide that the number of directors shall not be less than 11 nor more than 21. By resolution, the Board of Directors has fixed the number of directors at 13.

The Bylaws of Commerce Corp provide the procedure for nominations and election of the Board of Directors. This procedure is printed in full in the Notice of Annual Meeting of Shareholders accompanying this Proxy Statement. Nominations not made in accordance with the procedures may be disregarded by the Chairman of the Meeting, and upon his instructions, the Inspector of Election shall disregard all votes cast for such nominees.

NOMINEES FOR DIRECTOR

The Board of Directors is classified into three classes with staggered three-year terms. The four persons named below will be nominated for election as Class II directors to serve until the Annual Meeting in the year 2006 and until their successors are duly elected and qualified. The four candidates receiving the greatest number of votes will be elected for three-year terms. If any nominee should become unable or unwilling to serve as a director, the proxies will be voted at the Meeting for such substitute nominees as shall be designated by the Board. The Board presently has no knowledge that any of the nominees will be unable or unwilling to serve.

James R. Blair
William J. Del Biaggio, Jr.
Roy E. Lave
Jack L. Peckham

The following table provides information with respect to each person nominated and recommended to be elected by the current Board, as well as existing directors of Commerce Corp whose terms do not expire at the time of the Meeting. For information pertaining to stock ownership of each of the nominees, reference can be made to the "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" section of this Proxy Statement.

Name	Class	Age	Position With Commerce Corp	Director Since	Principal Occupation, Business Experience During Past Five Years and Other Information
Frank G. Bisceglia	III	57	Director	1994	Senior Vice President - Investments, Senior Portfolio Manager, Portfolio Management Program at UBS/Paine Webber, an independent, full service securities firm.
James R. Blair	II	58	Director	1994	President of Renco Properties, Inc., a real estate development company.
Phillip R. Boyce	I	59	Chairman	2002	Owner and President of Boyce Associates since 1994, a business consulting company for high tech companies in the South Bay. Director of EDC Biosystems since 2000.
Richard L. Conniff	I	56	Director, President and COO	1998	President and COO of Heritage Commerce Corp since 2000; President and Chief Executive Officer of Heritage Bank East Bay, a wholly-owned subsidiary of Heritage Commerce Corp, from 1998 to 2000; President and Chief Executive Officer of Acacia Bank, an industrial loan company, from 1997 to 1998; and Senior Vice President and Chief Financial Officer of South Valley Bancorporation from 1995 to 1997.
William J. Del Biaggio, Jr.	II	62	Vice Chairman and Business Development Officer	1994	Business Development Officer of Heritage Commerce Corp since 2002; President of Heritage Beverage Company, a beverage importer-brokerage firm, since 1994.
Anneke Dury	III	58	Director	1994	Independent Financial Consultant for various Santa Clara County technology companies.
Roy E. Lave	II	67	Director	2000	Director, Bank of Los Altos, from 1995 to 2002; Chief Executive Officer of Systan, Inc., a consulting firm, since 1966; tenured professor of engineering at Stanford University from 1962 to 1974.
Louis ["Lon"] O. Normandin	III	68	Director	1994	Owner and Chairman of Normandin Chrysler Jeep.

Name	Class	Age	Position With Commerce Corp	Director Since	Principal Occupation, Business Experience During Past Five Years and Other Information
Jack L. Peckham	II	61	Director	1994	CEO of Elastic Workspace Software, Inc. since January 2003; President and CEO of Alpine Microsystems since November 1, 2001; President and CEO of Timpani Networks, Inc. from 1999 to 2002; President and CEO of Lightspeed Semiconductor from 1998 to 2000; Vice President and General Manager of Atmel Corporation, a semiconductor manufacturing company, from 1985 to 1998.
Humphrey P. Polanen	III	53	Director	1994	Managing Director of Internet Venture Partners BV, an investment firm, since 2000; President and CEO of Trustworks Systems, a network security company, from 1998 to 1999; General Manager of Network Security Products and Internet Commerce Groups, Sun Microsystems, a computer systems company, from 1995 to 1998.
Kirk M. Rossmann	I	55	Director	2002	Chief Executive Officer of B/T Management Group, LLC, a holding company for property management and steel fabrication, since 1996; and President of American Welding Supply, an electronic and industrial gas supplier, from 1975 to 1996.
Brad L. Smith	I	53	Director and CEO	1999	CEO of Heritage Bank of Commerce since January 1, 2003; CEO of Heritage Commerce Corp since June 2000; President and CEO of Heritage Bank South Valley, a wholly owned subsidiary of Heritage Commerce Corp, from 2000 to 2002; Chairman of Heritage Commerce Corp from 1999 to 2002; President of South Valley branch of Heritage Bank of Commerce during 1999; and President and Chief Executive Officer of South Valley National Bank from 1985 through 1998.

Name	Class	Age	Position With Commerce Corp	Director Since	Principal Occupation, Business Experience During Past Five Years and Other Information
Charles J. Toeniskoetter	I	58	Director	2002	Co-founder, Chairman and CEO of Toeniskoetter & Breeding, Inc., Construction, a South Bay commercial construction company, since 1983; and co-founder, Chairman and CEO of Toeniskoetter & Breeding, Inc., Development, a South Bay real estate investment company, since 1983.

There are no family relationships among any of Commerce Corp's Executive Officers, Directors or Director nominees.

No director or nominee chosen by the Board of Directors is a director of any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, or subject to the requirements of Section 15(d) of such Act or of any company registered as an investment company under the Investment Company Act of 1940, except as follows: Charles J. Toeniskoetter is the director of SJW Corp., an American Stock Exchange Company, and the director of Redwood Trust Inc., a New York Stock Exchange Company.

EXECUTIVE OFFICERS OF COMMERCE CORP

Set forth below is certain information with respect to the Executive Officers of Commerce Corp:

Name	Age	Position	Officer Since
Richard L. Conniff	56	President and Chief Operating Officer	1998
Kenneth A. Corsello	52	Executive Vice President and Chief Credit Officer	1995
Philip L. Griffin	44	Executive Vice President and Chief Information Officer	2000
Lawrence D. McGovern	48	Executive Vice President and Chief Financial Officer	1998
Brad L. Smith	53	Chief Executive Officer	1999

For each officer who became an officer of Heritage Bank of Commerce before the inception of the Company in 1997, the date shown is the officer's commencement date as an officer of Heritage Bank of Commerce. A brief summary of the background and business experience of the Executive Officers of the Company who have not previously been described is set forth below:

Kenneth A. Corsello has served as an Executive Vice President since 1996, as Chief Credit Officer of Heritage Bank of Commerce since 1995, and as Chief Credit Officer of Heritage Commerce Corp since 1998. From 1994 to 1995 Mr. Corsello served as Senior Vice President/Credit Administrator with Cupertino National Bank, and from 1990 to 1994 as a Department Head with the Federal Deposit Insurance Corporation.

Lawrence D. McGovern has served as Executive Vice President and Chief Financial Officer of Heritage Commerce Corp since July 1998. From August 1997 to June 1998 Mr. McGovern served as an independent financial analyst for several companies.

Philip L. Griffin has served as Executive Vice President and Chief Information Officer of Heritage Commerce Corp since November 2002. Prior to that he served as Senior Vice President and Chief Information Officer of Heritage Commerce Corp from October 2000 to November 2002; as President of Banklink Corp, a data services company, from August 1998 to September 2000; and as Senior Vice President of Pacific Capital Bancorp from November 1996 to July 1998.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the Record Date pertaining to beneficial ownership of Commerce Corp's common stock (the sole class of stock outstanding) by persons known to Commerce Corp to own five percent or more of Commerce Corp's common stock, current directors of Commerce Corp, nominees to be elected to the Board of Directors, and all directors and officers[1] of Commerce Corp as a group. This information has been obtained from Commerce Corp's records, or from information furnished directly by the individual or entity to Commerce Corp.

For purposes of the following table, shares issuable pursuant to stock options which may be exercised within 60 days of the Record Date are deemed to be issued and outstanding and have been treated as outstanding in determining the amount and nature of beneficial ownership and in calculating the percentage of ownership of those individuals possessing such interest, but not for any other individuals.

---

[1] As used throughout this Proxy Statement, the terms "*Officer*" and "*Executive Officer*" refer to the Chief Executive Officer; the President and Chief Operating Officer; the Executive Vice President and Chief Credit Officer; the Executive Vice President and Chief Financial Officer, and the Executive Vice President and Chief Information Officer.

Name of Beneficial Owner[1]	Class	Relationship With Commerce Corp	Shares Beneficially Owned[2,3]	Exercisable Options	Percent of Class[3]
Frank G. Bisceglia	III	Director	109,775 (4)	35,989	1.0%
James R. Blair	II	Director	59,476 (5)	30,272	0.5%
Phillip R. Boyce	I	Director	47,663 (6)	2,728	0.4%
Richard L. Conniff	I	President, COO, & Director	83,920 (7)	66,400	0.7%
Kenneth A. Corsello	N/A	Executive Vice President & CCO	54,479 (8)	5,593	0.5%
William J. Del Biaggio, Jr.	II	Vice Chairman and Business Development Officer	171,965 (9)	15,980	1.5%
Anneke Dury	III	Director	44,857 (10)	11,030	0.4%
Philip L. Griffin	N/A	Executive Vice President & CIO	8,058 (11)	7,918	0.1%
Roy E. Lave	II	Director	105,096 (12)	7,808	0.9%
Lawrence D. McGovern	N/A	Executive Vice President & CFO	53,628 (13)	51,978	0.5%
Louis ("Lon") O. Normandin	III	Director	141,276 (14)	15,980	1.3%
Jack L. Peckham	II	Director	135,697 (15)	30,272	1.2%
Humphrey P. Polanen	III	Director	50,770 (16)	24,039	0.5%
Kirk M. Rossmann	I	Director	78,648 (17)	30,272	0.7%
Brad L. Smith	I	Chairman, CEO, & Director	100,133 (18)	92,800	0.9%
Charles J. Toeniskoetter	I	Director	17,886 (19)	2,728	0.2%

Name of Beneficial Owner[1]	Class	Relationship With Commerce Corp	Shares Beneficially Owned[2,3]	Exercisable Options	Percent of Class[3]
All directors and executive officers (16 in number)			1,263,327	431,787	10.8%

1. The address for all persons is c/o Heritage Commerce Corp, 150 Almaden Boulevard, San Jose, California, 95113.

2. Subject to applicable community property laws and shared voting and investment power with a spouse, the persons listed have sole voting and investment power with respect to such shares unless otherwise noted. Listed amounts reflect all previous stock splits and stock dividends.

3. Includes shares beneficially owned (including options exercisable within 60 days of the Record Date, as shown in the "Exercisable Options" column), both directly and indirectly together with associates.

4. Includes 4,286 shares held as trustee of the Edith Lico Simoni Trust, 59,000 shares as one of two trustees of the Bisceglia Family Trust, and 10,500 shares held in a personal Individual Retirement Account.

5. Includes 13,252 shares held in a personal Individual Retirement Account, 13,222 shares held as trustee for the Blair Family Trust, and 2,730 shares held in the Blair Family Investment's LLC.

6. Includes 31,585 shares held as trustee of a trust and 13,350 shares owned by Sierra Nevada Corp with respect to which Mr. Boyce has voting authority.

7. Includes 16,563 shares held in a personal individual retirement account and 957 shares held by his wife, Sandra Conniff, in a personal individual retirement account.

8. Includes 810 shares held in a personal Individual Retirement Account.

9. Includes 70,490 shares held in a personal Individual Retirement Account, 59,770 shares held as one of two trustees of the Del Biaggio Family Trust, and 5,716 shares held in the name of Helen N. Del Biaggio, his wife.

10. Includes 6,068 shares held in a personal Individual Retirement Account and 27,759 shares held as trustee for the Dury Revocable Trust.

11. Includes 140 shares held in a personal individual retirement account.

12. Includes 74,197 shares held in the Roy E. Lave Profit Sharing Plan and 23,091 shares held in
    the Lave Revocable Trust.

13. Includes 1,650 shares held in a personal Individual Retirement Account.

14. Includes 125,296 shares as trustee of the Louis and Margaret Normandin Trust.

15. Includes 105,425 shares as one of two trustees for the Peckham Revocable Trust.

16. Includes 11,381 shares held in a personal Individual Retirement Account and 623 shares held by Azieb Nicodimos, his wife.

17. Includes 28,584 shares held in a personal Individual Retirement Account and 5,500 shares as trustee for the Rossmann family trust.

18. Includes 7,333 shares held in a personal Individual Retirement Account.

19. Includes 150 shares held by Linda O. Toeniskoetter, Mr. Toeniskoetter's wife, 13,258 shares in the Toeniskoetter & Breeding, Inc. profit sharing plan, and 500 shares held in Bloods Creek Partners, of which he is a managing partner.

COMMITTEES OF THE BOARD OF DIRECTORS
OF HERITAGE COMMERCE CORP

AUDIT COMMITTEE

The members of the Audit Committee are Humphrey P. Polanen, Committee Chairman, Louis ("Lon") O. Normandin, Jack L. Peckham, and Anneke Dury. All Audit Committee members would be deemed independent under Rule 4200(a)(15) of the NASD's listing standards.

The principal duties of the Audit Committee are the following: (i) recommend the firm of independent certified public accountants for appointment by the Board; (ii) meet with the independent certified public accountants to review and approve the scope of their audit engagement and the fees related to such work; (iii) meet with Commerce Corp's financial management, internal audit management and independent certified public accountants to review matters relating to internal accounting controls, the internal audit program, accounting practices and procedures and other matters relating to the financial condition of Commerce Corp and its subsidiaries; and (iv) periodically report to the Board any conclusions or recommendations that the Audit Committee may have with respect to such matters. The Board of Directors has adopted a written charter for the Audit Committee. The Audit Committee met six times during 2002.

COMPENSATION AND BENEFITS COMMITTEE

The members of the Compensation and Benefits Committee are Phillip R. Boyce, Committee Chairman, Frank G. Bisceglia, Richard L. Conniff, William J. Del Biaggio, Jr., Roy E. Lave, Jack L. Peckham, and Brad L. Smith.

The principal duties of the Compensation and Benefits Committee are (i) the selection, recruitment and performance evaluation of executive personnel; (ii) making recommendations to the Board regarding the salary, benefits and incentive compensation to be paid to executive officers of the Company and its subsidiary bank; (iii) the development of corporate-wide compensation and benefits policies; (iv) the development of the Company's personnel policies; (v) the Company's compliance with laws and regulations pertaining to personnel, compensation and employment matters; (vi) the development of employee training and internal communications programs; and (vii) in cooperation with the Company's Loan Committee, the development of social responsibility programs and policies, including, but not limited to, policies designed to ensure the Company's compliance with all state and federal laws and regulations pertaining to equal employment opportunity, equal credit opportunity and the Company's efforts to meet the credit needs of the communities in which the Company and its subsidiary do business. The Compensation and Benefits Committee met five times during 2002.

LOAN COMMITTEE

The members of the Loan Committee are Frank G. Bisceglia, Committee Chairman, James R. Blair, Richard L. Conniff, Kenneth A. Corsello, William J. Del Biaggio, Jr., Roy E. Lave, Louis O. ("Lon") Normandin, Brad L. Smith and Charles J. Toeniskoetter. The Loan Committee is responsible for the approval and supervision of loans and the development of the Company's loan policies and procedures. The Loan Committee met 32 times during 2002.

FINANCE AND INVESTMENT COMMITTEE

The members of the Finance and Investment Committee are Anneke Dury, Committee Chairwoman, Frank G. Bisceglia, James R. Blair, Phillip R. Boyce, Richard L. Conniff, William J. Del Biaggio, Jr. and Brad L. Smith.

The Finance and Investment Committee is responsible for the development of policies and procedures related to liquidity and asset-liability management, supervision of the Company's investments and preparation of the Company's annual budget. The Finance and Investment Committee met 13 times during 2002.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The members of the Corporate Governance and Nominating Committee are Louis O. ("Lon") Normandin, Committee Chairman, Phillip R. Boyce, Anneke Dury, Humphrey P. Polanen, Kirk M. Rossmann and Charles J. Toeniskoetter.

The principal duties of the Corporate Governance and Nominating Committee are the development of corporate governance principles for the Company, the establishment of requirements and qualifications for Board membership, and the recommendation of candidates for election to the Company's Board of Directors. The Corporate Governance and Nominating Committee met two times during 2002.

STRATEGIC ISSUES COMMITTEE

The members of the Strategic Issues Committee are Frank G. Bisceglia, Phillip R. Boyce, Richard L. Conniff, William J. Del Biaggio, Jr., Anneke Dury, Roy E. Lave, Charles J. Toeniskoetter, Committee Chairman and Brad L. Smith.

The principal duties of the Strategic Issues Committee are to provide oversight and guidance to Senior Management regarding the strategic direction of the Company, including development of the overall Strategic Business Plan. The Strategic Issues Committee met six times during 2002.

During 2002, the Company's Board of Directors held eleven regular meetings and one special meeting. Except for James R. Blair, each director attended at least 75 percent of the aggregate of: (1) the total number of meetings of the Board of Directors; and (2) the total number of meetings of board committees on which that director served.

COMPLIANCE WITH SECTION 16(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires Commerce Corp's directors and executive officers, and persons who own more than ten percent of a registered class of Commerce Corp's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Commerce Corp Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish Commerce Corp with copies of all Section 16(a) forms they file.

To Commerce Corp's knowledge, based solely on review of the copies of such reports furnished to Commerce Corp and written representations that no other reports were required, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with during the year ended December 31, 2002.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

There are no existing or proposed material transactions between Commerce Corp and any of Commerce Corp's directors, executive officers, nominees for election as a director, or the immediate family or associates of any of the foregoing persons.

INDEBTEDNESS OF MANAGEMENT

Some of Commerce Corp's directors and executive officers, as well as their immediate family and associates, are customers of, and have had banking transactions with, Commerce Corp's subsidiary Heritage Bank of Commerce (the "Bank") in the ordinary course of business, and the Bank expects to have such ordinary banking transactions with these persons in the future. In the opinion of management of Commerce Corp and the Bank, all loans and commitments to lend included in such transactions were made in the ordinary course of business on the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness, and do not involve more than the normal risk of collectability or present other unfavorable features. Loans to individual directors and officers must comply with the Bank's lending policies and statutory lending limits. In addition, prior approval of the Banks' Boards of Directors is required for all such loans.

CHANGE IN CONTROL

Management is not aware of any arrangements, including the pledge by any person of shares of Commerce Corp, the operation of which may at a subsequent date result in a change in control of Commerce Corp.

EXECUTIVE COMPENSATION

The following information is furnished with respect to each executive officer of the Company whose aggregate cash compensation during 2002 exceeded $100,000.

Summary Compensation Table

| Name and principal position | Year | Annual Compensation | | | Long Term Compensation | | | All Other Compensation [3] |
		Salary [1]	Bonus [1]	Other Annual Compensation [2]	Restricted Stock Awards	Awards Options / SARs	Payouts LTIP Payouts	
Richard L. Conniff	2002	$ 200,000	$ 46,000	$ 9,100	---	7,500	---	---
President and COO	2001	$ 200,000	$ 68,800	$ 9,100	---	10,000	---	---
Heritage Commerce Corp	2000	$ 150,000	$ 61,500	$ 8,100	---	---	---	---
Kenneth A. Corsello	2002	$ 132,167	$ 39,700	$ 6,800	---	7,000	---	---
Executive Vice President/	2001	$ 127,500	$ 38,438	$ 6,900	---	---	---	---
Chief Credit Officer	2000	$ 114,200	$ 35,400	$ 6,600	---	6,000	---	---
Philip L. Griffin	2002	$ 138,333	$ 38,100	$ 600	---	5,000	---	---
Executive Vice President/	2001	$ 135,000	$ 12,000	-	---	---	---	---
Chief Information Officer	2000	$ 33,750	$ 5,000	-	---	10,000	---	---
Lawrence D. McGovern	2002	$ 152,500	$ 42,100	$ 8,200	---	9,000	---	---
Executive Vice President/	2001	$ 148,700	$ 47,300	$ 8,300	---	---	---	---
Chief Financial Officer	2000	$ 139,700	$ 38,200	$ 7,900	---	---	---	---
Brad L. Smith	2002	$ 220,000	$ 51,000	$ 8,400	---	7,500	---	---
Chairman and CEO	2001	$ 220,000	$ 68,800	$ 13,900	---	10,000	---	---
Heritage Commerce Corp	2000	$ 175,000	$ 62,200	$ 11,900	---	---	---	---

(1)   Amounts shown include cash and non-cash compensation earned and received by executive officers.

(2)   Amounts include an automobile allowance pursuant to the terms of each executive officer's employment, payments for unused vacation and insurance benefits.

(3)   Commerce Corp pays the cost of premiums on life insurance policies insuring all employees, including executive officers, in amounts approximately two times their annual salaries. The policies are payable to the officer's designated beneficiary(ies). In addition, Commerce Corp provides certain incidental personal benefits to executive officers. The incremental cost to Commerce Corp of providing such benefits to the executive officers named above did not, for the fiscal year ended December 31, 2002, exceed ten percent of the compensation to such officers.

Stock Option Plan

In 1994 the Board of Directors adopted the Heritage Bank of Commerce 1994 Tandem Stock Option Plan ("Plan") in order to promote the long-term success of the Bank and the creation of shareholder value. In 1998 the Plan was restated and adopted by Commerce Corp as the successor corporation to Heritage Bank of Commerce. The Plan authorizes Commerce Corp to grant stock options to officers, employees and directors of Commerce Corp and its affiliates.

The following table shows options granted in 2002 to executive officers named in the Summary Compensation Table. The grant date present value dollar amount was computed in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

Option Grants in Last Fiscal Year

<u>Individual Grants</u>

Name	Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value $ [1]
Richard L. Conniff	7,500	2.50%	$8.50	10/24/2012	$20,000
Kenneth A. Corsello	7,000	2.33%	$9.51	4/25/2012	$21,000
Philip L. Griffin	5,000	1.66%	$9.51	4/25/2012	$15,000
Lawrence D. McGovern	9,000	3.00%	$9.51	4/25/2012	$26,000
Brad L. Smith	7,500	2.50%	$8.50	10/24/2012	$20,000

---

[1] In accordance with Securities and Exchange Commission rules, the Black-Scholes option pricing model was used to estimate the Grant Date Present Value assuming (i) an expected volatility of 27%; (ii) a risk-free interest rate of 1.19%; and (iii) an option term of 7 years. This is a theoretical value for stock options. The actual value of the options will depend on the market value of Common Stock when the options are exercised.

The following table delineates options exercised by executive officers named in the Summary Compensation Table and the values of unexercised options at December 31, 2002:

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares acquired on exercise (#)	Value realized ($)	Number of unexercised options at Year End Exercisable/ Unexercisable	Value of unexercised in-the-money options at Year End Exercisable/ Unexercisable
Conniff	---	---	64,578/12,322	N/A
Corsello	---	---	4,240/8,760	N/A
Griffin	---	---	6,356/8,644	N/A
McGovern	---	---	51,608/6,892	N/A
Smith	---	---	90,978/12,322	N/A

Equity Compensation Plan Information

Plan category	No. of securities to be issued upon exercise of outstanding option, warrants and rights (a)	Weighted average exercise price of outstanding option, warrants and rights (b)	No. of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securities holders	1,598,012	$8.39	241,682
Equity compensation plans not approved by security holders	N/A		

401(k) Plan

The Board of Directors has established an employee benefit plan under Section 401(k) of the Internal Revenue Code of 1986. The purpose of the 401(k) plan is to encourage employees to save for retirement. Eligible employees may make contributions to the plan subject to the limitations of Section 401(k) of the Internal Revenue Code of 1986. The Plan trustees administer the Plan. The Company matches the first $1,500 of each employee's contributions.

Employee Stock Ownership Plan

In 1997, Heritage Bank of Commerce initiated an employee stock ownership plan ("Stock Ownership Plan"). The Stock Ownership Plan was subsequently adopted by Commerce Corp as the successor corporation to Heritage Bank of Commerce. The Stock Ownership Plan allows Commerce Corp, at its option, to purchase shares of Commerce Corp Common Stock on the open market and award those shares to certain employees. To be eligible to receive an award of shares under the Stock Ownership Plan, an employee must have worked at least 1,000 hours during the year and must be employed by the Company on December 31. Awards under the Stock Ownership Plan generally vest over four years. During 2002, Commerce Corp contributed $358,000 to the Stock Ownership Plan, with contributions to Richard L. Conniff, Kenneth A. Corsello, Philip L. Griffin, Lawrence D. McGovern and Brad L. Smith totaling $6,000, $4,000, $4,100, $4,600 and $6,000, respectively. These amounts are included in the Summary Compensation Table in the column entitled "Bonus."

Employment Contracts

Richard L. Conniff, Commerce Corp President and Chief Operating Officer, is employed under the terms of a written three-year employment contract dated August 20, 2001 which provides for the following as of December 31, 2002: base salary of $200,000 per year; bonuses paid based upon the performance of Commerce Corp awarded in the sole discretion of the Board of Directors; a car allowance; insurance; and severance compensation benefits in the event Commerce Corp terminates Mr. Conniff's employment without cause.

Kenneth A. Corsello, Commerce Corp's Executive Vice President and Chief Credit Officer, is employed under the terms of a written three-year employment contract dated May 11, 2001 which provides for the following as of December 31, 2002: base salary of $133,000 per year; bonuses paid based upon the performance of Commerce Corp awarded in the sole discretion of the Board of Directors; a car allowance; insurance; and severance compensation benefits in the event Commerce Corp terminates Mr. Corsello's employment without cause.

Philip L. Griffin, Commerce Corp's Executive Vice President and Chief Information Officer, is employed under the terms of a written employment offer letter dated September 11, 2000 which provides for the following as of December 31, 2002: base salary of $143,000 per year; bonuses paid based upon the performance of Commerce Corp, awarded in the sole discretion of the Board of Directors; insurance; and severance compensation benefits in the event Commerce Corp terminates Mr. Griffin's employment without cause.

Lawrence D. McGovern, Commerce Corp's Executive Vice President and Chief Financial Officer, is employed under the terms of a written three-year employment contract dated July 16, 1998 which is renewable annually and provides for the following as of December 31, 2002: base salary of $153,000 per year; bonuses paid based upon the performance of Commerce Corp, awarded in the sole discretion of the Board of Directors; a car allowance; insurance; and severance compensation benefits in the event Commerce Corp terminates Mr. McGovern's employment without cause.

Brad L. Smith, Chief Executive Officer of Commerce Corp, is employed under the terms of a written three-year employment contract dated August 20, 2001 which provides for the following as of December 31, 2002: base salary of $220,000 per year; bonuses paid based upon the performance of Commerce Corp, awarded in the sole discretion of the Board of Directors; a car allowance; insurance; and severance compensation benefits in the event Commerce Corp terminates Mr. Smith's employment without cause.

Supplementary Retirement Plan for Directors, Including Executive Officers

The Company has a supplemental retirement plan (the "Plan") covering key executives and directors. The Plan is a nonqualified defined benefit plan and is unsecured and unfunded and there are no Plan assets. The Company has purchased insurance on the lives of the directors and executive officers who participate in the Plan and intends to use the cash values of those policies ($23,898,000 and $22,034,000 at December 31, 2002 and 2001, respectively) to pay the retirement obligations that accrue pursuant to the plan. The Company's total accrued pension obligation was $3,475,000 and $2,596,000 as of December 31, 2002 and 2001, respectively. The formula by which benefits are determined for the executive officers and directors who participate in the Plan is based on a combination of the individual's position within the Company, their age at the time when their retirement benefits become fully vested, and the amount of their benefits available under a previous non-qualified defined contribution plan. The estimated annual benefits payable upon retirement at normal retirement age for Richard L. Conniff, Kenneth A. Corsello, Philip L. Griffin, Lawrence D. McGovern, and Brad L. Smith are $100,000, $48,000, $70,000, $68,000, and $125,000, respectively. The death benefit for participants in the Plan is an endorsement to the individual's beneficiaries of 80% of the net-at-risk insurance amount (i.e., the amount of the death benefit in excess of cash value of the underlying insurance policy).

Director Fees and Director Fee Deferral Plan

During 2002, Commerce Corp paid retainers to twelve directors for their services during 2002, for a total of $18,000. In March 2001, the Board approved a director compensation program, effective April 1, 2001, that extended a similar plan previously adopted by the Board to include all non-executive officer directors. The plan allocates fees among participating directors, based on the extent and nature of each director's committee memberships, attendance at Board and committee meetings, and service as the chairman of a Board committee. The total annual cost of the program for 2002 was approximately $290,000.

The Board has changed the compensation paid to non-employee directors for service as directors of the Company and the Bank. Starting January 1, 2003, each director receives an annual retainer of $24,000 and $500 for each meeting of Board committees attended. The change was made to bring the Company's director compensation in line with that of comparable banking institutions. No other changes in director compensation have been made.

An option of the director compensation program is the deferral of fees ("Deferral Plan"). Under the Deferral Plan, a participating director may defer up to 100% of his or her board fees into the Deferral Plan for up to ten years from the date of the first deferral. Amounts deferred earn interest at the rate of 8% per annum. The director may elect a distribution schedule of up to ten years, with interest accruing (at the same 8%) on the declining balance. A participating director is eligible to begin receiving benefits upon retirement.

Commerce Corp has purchased life insurance policies on the lives of directors who participate in the Deferral Plan. It is expected that the earnings on these policies will offset the cost of the program. In addition, Commerce Corp will receive death benefit payments upon the death of the director. The proceeds will permit Commerce Corp to "complete" the Deferral Plan as the director originally intended if the director dies prior to the completion of the Deferral Plan. The disbursement of deferred fees is accelerated at death and commences one month after the director dies.

In the event of the director's disability prior to attainment of his benefit eligibility date, the director may request that the Board permit him to receive an immediate disability benefit equal to the annualized value of the director's deferral account.

To date, six of the directors have elected to defer their fees. For the years 2000, 2001 and 2002, Commerce Corp accrued expenses of $67,000, $73,000 and $65,000, respectively, to account for its obligation to pay deferred fees.

Compensation Committee Report

The Compensation and Benefits Committee, in accordance with applicable requirements, has provided the following report to the Board of Directors of Commerce Corp.

Report on Senior Executive Compensation
By the Compensation and Benefits Committee of the Board of Directors

The Report of the Compensation and Benefits Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that Commerce Corp specifically incorporates the information contained in the report by reference, and shall not otherwise be deemed filed under such acts.

Commerce Corp's general compensation strategy for senior executive officers is to pay annual and long term compensation which is competitive with executives in similar positions at peer group companies, taking into appropriate account Commerce Corp's forward progress, its overall financial condition and its performance relative to companies in similar circumstances. In determining compensation levels, Commerce Corp obtains salary survey information regarding executive salary levels for comparable companies through many sources, including banking industry associates and independent compensation consultants. Additionally, Commerce Corp ties incentive compensation levels to financial performance goals of Commerce Corp.

The compensation policy of Commerce Corp is designed to attract and retain highly qualified personnel and to provide meaningful incentives for measurable performance. The components of executive compensation include base salary, an incentive bonus plan, non-plan bonuses, stock options and a supplemental executive retirement plan.

Commerce Corp's senior executive compensation is determined by the Compensation and Benefits Committee of the Board of Directors and by the Board itself. The Committee meets a minimum of four times per year. Salaries and other compensation are reviewed annually. Any significant increases or other changes to compensation or benefits are approved by the Board of Directors. Incentive bonus awards are determined by the Committee in January or February and recommended to the full Board for immediate action. Compensation for a newly hired executive may be established by the Committee at a special meeting.

In its discretion, Commerce Corp pays annual incentive bonuses to its senior executives after receiving a recommendation to do so by the Compensation and Benefits Committee of the Board. The decision to pay, and the amount of payment, is based upon an assessment of the institution's performance in the context of certain pre-determined performance standards and with reference to the executive's base wages, as well as to peer group patterns.

<u>Heritage Commerce Corp Directors Compensation and Benefits Committee</u>

Frank G. Bisceglia
Phillip R. Boyce, Chairman
Richard L. Conniff
William J. Del Biaggio, Jr.
Roy E. Lave
Jack L. Peckham
Brad L. Smith

March 27, 2003

Compensation and Benefits Committee Interlocks and Insider Participation

During 2002 Richard L. Conniff, the Company's President and Chief Operating Officer, William J. DelBiaggio, Jr., the Company's Business Development Officer and Brad L. Smith, the Company's Chief Executive Officer, served on the Board's Compensation and Benefits Committee. The Compensation and Benefits Committee is responsible for recommending changes in executive officer salaries and other forms of compensation to the Company's Board of Directors. Mr. Conniff, Mr. DelBiaggio and Mr. Smith did not participate as voting members of the Compensation and Benefits Committee or the Board of Directors with respect to matters related to their own compensation.

Performance Graph

        The following graph compares the stock performance of Heritage Bank of Commerce from December 31, 1997 to January 31, 1998 and of Commerce Corp from February 1, 1998 to December 31, 2002, to the performance of several specific industry indices. The performance of the S&P 500 and S&P Regional Bank indicies were used as comparisons to the Company's stock performance. Management believes that a performance comparison to the Nasdaq Stock Index and the Nasdaq Bank Stocks provide meaningful information and has therefore included those comparisons in the following graph.



			Period Ending			
Index	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02
Heritage Commerce Corp.	100.00	127.27	145.45	92.50	78.00	86.40
S&P 500	100.00	128.55	155.60	141.42	124.63	96.95
NASDAQ - Total US*	100.00	140.99	261.48	157.42	124.89	86.33
NASDAQ Bank Index*	100.00	99.36	95.51	108.95	117.97	120.61
S&P Bank Index	100.00	106.05	91.41	108.83	108.86	107.74

SIGNIFICANT LITIGATION

The Company is not involved in any litigation other than routine litigation in the ordinary course of the Company's business.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS INTENDS TO VOTE ALL PROXIES HELD BY IT IN FAVOR OF ELECTION OF EACH OF THE NOMINEES. YOU ARE URGED TO VOTE FOR PROPOSAL 1: TO ELECT THE FOUR NOMINEES SET FORTH HEREIN TO SERVE UNTIL THE ANNUAL SHAREHOLDERS MEETING OF 2006 AND UNTIL THEIR RESPECTIVE SUCCESSORS SHALL BE ELECTED AND QUALIFIED: JAMES R. BLAIR, WILLIAM J. DEL BIAGGIO, JR., ROY E. LAVE, AND JACK L. PECKHAM. IF NO INSTRUCTION IS GIVEN, THE BOARD OF DIRECTORS INTENDS TO VOTE FOR EACH NOMINEE LISTED.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

At the 2003 Annual Meeting of Shareholders, the following resolution will be subject to ratification by a simple majority vote of the shares represented at the meeting:

> RESOLVED, that the selection of Deloitte & Touche LLP as the independent certified public accountants of Heritage Commerce Corp for the fiscal year ending December 31, 2003 is hereby ratified.

If ratification is not achieved, the selection of an independent certified public accountant will be reconsidered and made by the Board of Directors. Even if the selection is ratified, the Board of Directors reserves the right and, in its discretion, may direct the appointment of any other independent certified public accounting firm at any time if the Board decides that such a change would be in the best interests of the Corporation and its shareholders.

The services provided by Deloitte & Touche LLP include the examination and reporting of the financial status of Commerce Corp. These services have been furnished at customary rates and terms. There are no existing direct or indirect agreements or understandings that fix a limit on current or future fees for these audit services.

A representative of Deloitte & Touche LLP is expected to attend the 2003 Annual Meeting of Shareholders. The representative will have the opportunity to make a statement, if desired, and is expected to be available to respond to shareholder inquiries.

Audit Committee Report

In accordance with its written charter adopted by Heritage Commerce Corp's Board of Directors (Board), the Heritage Commerce Corp Audit Committee (Committee) assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, and financial reporting practices of the Company. During fiscal 2002 the Committee met six times, and the Committee chairman, as representative of the Committee, discussed the interim financial information contained in each quarterly earnings announcement with the CFO, controller and independent auditors prior to public release.

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," discussed with the auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors' independence. The Committee also discussed with management, the internal auditors and the independent auditors the quality and adequacy of the Company's internal controls and the internal audit functions, organization, responsibilities, budget and staffing. The Committee reviewed with both the independent and the internal auditors their audit plans, audit scope, and identification of audit risks.

The Committee discussed and reviewed with the independent auditors all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees" and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. The Committee also discussed the results of the internal audit examinations.

The Committee reviewed the audited financial statements of the Company as of and for fiscal year ended December 31, 2002 with management and the independent auditors. Management has the responsibility for the preparation of the Company's financial statements and the independent auditors have the responsibility for the examination of those statements.

Based on the above-mentioned review and discussion with management and the independent auditors, the Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2002, for filing with the Securities and Exchange Commission. The Committee also recommended the reappointment, subject to shareholder approval, of the independent auditors and the Board concurred in such recommendation.

Anneke Dury

Humphrey P. Polanen, Chairman

Louis O. "Lon" Normandin

Jack L. Peckham

March 27, 2003

Principal Accounting Firm Fees

Audit fees: The aggregate fees for professional services rendered by the company's principal accounting firm, Deloitte & Touche LLP and their affiliates (collectively, "Deloitte & Touche"), in connection with their audit of our consolidated financial statements and reviews of the consolidated financial statements included in our Quarterly Reports on Form 10-Q for the 2002 fiscal year were approximately $231,000.

Financial and Information Systems Design and Implementation Fees: There were no professional services rendered by Deloitte & Touche LLP in the 2002 fiscal year relating to financial information systems design and implementation.

The aggregate fees for all other services rendered by Deloitte & Touche in the 2001 fiscal year were approximately $152,000 and can be subcategorized as follows:

{1} Attestation Fees: The aggregate fees for attestation services rendered by Deloitte & Touche for matters such as consents related to SEC and other registration statements, audits of employee benefit plans, and consultation on accounting standards or transactions were approximately $38,000.

{2} Other Fees: The aggregate fees for all other services, such as consultation related to tax planning and compliance rendered by Deloitte & Touche in the 2002 fiscal year was approximately $114,000.

The Board of Directors has considered whether Deloitte & Touche's provision of the services described above as "Financial Information Systems Design and Implementation Fees" and "All Other Fees" is compatible with maintaining the independence of Deloitte & Touche.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS INTENDS TO VOTE ALL PROXIES HELD BY IT IN FAVOR OF APPROVING THE RATIFICATION OF DELOITTE & TOUCHE LLP AS COMMERCE CORP'S AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003 (UNLESS THE SHAREHOLDERS DIRECT OTHERWISE). YOU ARE URGED TO VOTE FOR PROPOSAL 2: TO RATIFY THE BOARD'S SELECTION OF DELOITTE & TOUCHE LLP TO SERVE AS COMMERCE CORP'S AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003.

Other Business

        If any matters not referred to in this Proxy Statement come before the meeting, including matters incident to the conduct of the meeting, the proxy holders will vote the shares represented by proxies in accordance with their best judgment. Management is not aware of any other business to come before the meeting and, as of the date of the preparation of this Proxy Statement, no shareholder has submitted to management any proposal to be acted upon at the meeting.

Shareholder Proposals

        Under certain circumstances, shareholders are entitled to present proposals at shareholders' meetings, provided that the proposal is presented in a timely manner and in a form that complies with applicable regulations. Any shareholder proposals intended to be presented for consideration at the 2004 Annual Meeting of Shareholders, and to be included in Commerce Corp's Proxy Statement for that meeting, must be received by Commerce Corp no later than December 10, 2003 in a form that complies with applicable regulations. Shareholder proposals may not be included in the Proxy Statement for the 2004 Annual Meeting or presented at the shareholder meeting unless certain conditions are met. Shareholder proposals are subject to regulation under Federal securities laws.

        A copy of Commerce Corp's annual report on Form 10-K (excluding exhibits) is being sent to shareholders along with this Proxy Statement. To obtain an additional copy without charge, please contact Rebecca Levey at (408) 947-6900.

HERITAGE COMMERCE CORP

Rebecca A. Levey
Corporate Secretary

San Jose, California
April 9, 2003

REVOCABLE PROXY - HERITAGE COMMERCE CORP

SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS

The undersigned shareholder of Heritage Commerce Corp ("Commerce Corp") hereby nominates, constitutes and appoints Brad L. Smith and Richard L. Conniff, and each of them, the attorney, agent and proxy of the undersigned, with full power of substitution, to vote at the Annual Meeting of Shareholders of the Company to be held at the Company's offices, 150 Almaden Boulevard, San Jose, California, on May 22, 2003 at 3:00 p.m. and any adjournment thereof, as fully and with the same force and effect as the undersigned might or could do if present, as follows:

1. To elect the following nominees to serve three year terms as Class II directors of Commerce Corp:

[ ]   FOR all nominees listed (except as marked to the contrary below).
[ ]   WITHHOLD AUTHORITY to vote for all nominees listed below.

Instruction: To withhold authority to vote for any individual nominee, strike a line through the nominee's name below:

James R. Blair
William J. Del Biaggio, Jr.
Roy E. Lave
Jack L. Peckham

2. To ratify the Board of Directors' selection of Deloitte & Touche LLP, independent certified public accountants, to serve as the Company's auditors for the fiscal year ending December 31, 2003.

[ ]   FOR ratification of Deloitte & Touche LLP as Commerce Corp's auditors.

[ ]   AGAINST ratification of Deloitte & Touche LLP as Commerce Corp's auditors.

[ ]   ABSTAIN.

3.   To consider and transact such other business as may properly be brought before the meeting.

This Proxy will be voted as directed by the Shareholder or, if no instructions are given by the Shareholder, the Proxy Holders will vote "FOR" each of the foregoing proposals.
        If any other business is presented at said meeting, this Proxy shall be voted in accordance with the recommendations of the Board of Directors.
        When signing as attorney, executor, officer, administrator, trustee or guardian, please give full title. If more than one trustee, all should sign. All joint owners must sign.
I / we do [ ]   do not [ ]   expect to attend this meeting.

_____
NUMBER OF SHARES

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE LISTED PROPOSALS. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND MAY BE REVOKED PRIOR TO ITS EXERCISE.

Dated: _____, 2003.

_____
SIGNATURE OF SHAREHOLDER (S)

_____
(PRINT NAME)

_____
SIGNATURE OF SHAREHOLDER (S)

_____
(PRINT NAME)